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                                   FOR IMMEDIATE RELEASE
                                   FOR MORE INFORMATION, CONTACT:

                                   Glenn Hart, Michael Petroleum Corporation
                                   713-895-0909, Ext. 17
                                   glennh@michaelpetroleum.com

                                   Robert Swanson, Michael Petroleum Corporation 713-895-0909, Ext. 18
                                   roberts@michaelpetroleum.com


MICHAEL PETROLEUM CORPORATION COMPLETES RESTRUCTURING EFFORT

HOUSTON (August 14, 2000) - Houston-based Michael Petroleum Corporation announced today that its Chapter 11 plan of reorganization has become effective and the company has emerged from bankruptcy. Michael Petroleum filed for protection under Chapter 11 of the United States Bankruptcy code on December 10, 1999, and obtained confirmation of its plan on July 27, 2000. Under the plan, Michael Petroleum has been recapitalized with a combination of bank debt and private equity totaling $107,000,000.

As a result of the recapitalization, Michael Petroleum has a new ownership group led by MPAC Energy LLC and the Wayland Investment Fund. MPAC, an entity owned by affiliates of EnCap Investments LLC and El Paso Energy, and Wayland, an affiliate of Cargill, will own in excess of 95 percent of the reorganized company. Additionally, Michael Petroleum has entered into a new $75,000,000 credit facility provided by Bank One, Banque Paribas, Union Bank of California and Bank of Scotland.

"I am pleased to announce, that as a result of the recapitalization, Michael Petroleum Corporation is on the best financial footing in its 17 - year history," said Glenn Hart, chief executive officer of Michael Petroleum. "The company will now accelerate its drilling program and actively pursue additional acquisition opportunities in the Lobo Wilcox Trend in Webb and Zapata Counties."

                                    - MORE -


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MICHAEL PETROLEUM                                                      PAGE TWO

F. Fox Benton, Jr., chairman of the Board of MPAC, will also serve as chairman of the reorganized company. The remaining board will consist of Gary
R. Petersen and Robert L. Zorich of EnCap Investments, Blake M. Carlson of Wayland, and Charles M. Strain, a Houston-based industry consultant.

Michael Petroleum Corporation is a privately held natural gas exploration and production company with offices in Houston and Laredo. The company presently operates principally in the Lobo Wilcox Trend in South Texas. For more information about Michael Petroleum, call (713) 895-0909 or visit www.michaelpetroleum.com.


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